CURLEW LAKE RESOURCES INC.
(the “Company”)

Form 51-102F6
STATEMENT OF EXECUTIVE COMPENSATION
(for the year ended January 31, 2017)

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Currently, under the NEX rules, the Company makes no compensation payments to its executive officers or directors. Upon graduating from the NEX Board to the TSX Venture Exchange (the “Exchange”), the Company intends to re- implement the following concepts.

The main objective of the Company’s executive compensation program will be to attract, retain, and engage high-quality, high-performance executives who have the experience and ability to successfully execute the Company’s strategy and deliver value to our shareholders.

The objectives of the Company’s executive compensation program will be as follows:

(i)	compensate executives competitively for the leadership, skills, knowledge, and experience necessary to perform their duties;

(ii)	align the actions and economic interests of executives with the interests of shareholders; and

(iii)	encourage retention of executives.

As there is no formal compensation committee, the independent members of the Board will annually review and set remuneration of executive officers. The independent director(s) will determine that the executive compensation program should be comprised of the following elements:

•	Base Salary – to compensate executives for the leadership, skills, knowledge and experience required to perform their duties; and

•

Long-term Incentive Plan – to retain talented executives, reward them for their anticipated contribution to the long-term successful performance of the Company and align them with the interests of shareholders.

Process for Determining Executive Compensation

To determine compensation payable, the independent director(s) will generally review compensation paid for directors and CEOs (or persons acting in a similar capacity to CEO, such as Presidents) of companies of similar size and stage of development in the oil and gas industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company. In setting the compensation the independent director(s) will annually review the performance of the CEO (or President) in light of the Company's objectives and consider other factors that may have impacted the success of the Company in achieving its objectives.

Risk Management

The Board of Directors has not proceeded to an evaluation of the implications of the risks associated with the Company’s compensation policies and practices.

Hedging of Economic Risks in the Company’s Securities

The Company has not adopted a policy forbidding directors or officers from purchasing financial instruments that are designed to hedge or offset a decrease in market value of the Company’s securities granted as compensation or held, directly or indirectly, by directors or officers. The Company is not, however, aware of any directors or officers having entered into this type of transaction.

The Company has not retained a compensation consultant during or subsequent to the most recently completed financial year.

The Company has not used a specific “benchmark group” to determine executive compensation levels. Total compensation for executive officers is expected to include base salary.

Option-based awards

The Company currently does not have a stock option plan. Prior to transferring to the NEX Board on July 16, 2015, the Company’s stock option plan was used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Company. In determining the number of options to be granted to the executive officers, the Board took into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants were in accordance with the policies of the Exchange, and closely aligned the interests of the executive officers with the interests of shareholders. The directors of the Company were also eligible (prior to July 16, 2015) to receive stock option grants under the Company’s stock option plan, and the Company applied the same process for determining such awards to directors as with NEOs.

As there is currently no compensation committee, the independent director of the Company has the responsibility to administer the compensation policies related to the executive management of the Company. The Company did not award any options to the directors or executive officers during the most recently completed financial year.

Summary Compensation Table

The following table (presented in accordance with National Instrument Form 51-102F6 ("Statement of Executive Compensation" which came into force on October 31, 2011 (the "Form 51-102F6")) sets forth all annual and long term compensation for services in all capacities to the Company for the three most recently completed financial years of the Company ending on January 31, 2017 (to the extent required by Form 51-102F6) in respect of each of the individuals comprised of each Chief Executive Officer and the Chief Financial Officer who acted in such capacity for all or any portion of the most recently completed financial year, and each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, (other than the Chief Executive Officer and the Chief Financial Officer), as at January 31, 2017 whose total compensation was, individually, more than $150,000 for the financial year and any individual who would have satisfied these criteria but for the fact that individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year (collectively the "Named Executive Officers" or "NEOs").

NEO Name and Principal Position	Year	Salary ($)	Share- Based Awards ($)	Option- Based Awards ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long-term Incentive Plans
Jurgen Wolf, CEO/President	2017 2016 2015	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Christopher Cherry, CFO /Secretary	2017 2016 2015	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	6,000 6,000 6,000	6,000 6,000 6,000

Incentive Plan Awards

The Company does not have any incentive plans, pursuant to which compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the Named Executive Officer(s).

Outstanding Share-Based Awards and Option-Based Awards

All outstanding options were terminated in 2012, prior to commencement of most recently completed financial year end of the Company. Accordingly, no awards were outstanding under incentive plans of the Company at the end of the most recently completed financial year.

Value Vested or Earned During the Year

All outstanding options were terminated in 2012, prior to commencement of most recently completed financial year end of the Company. Accordingly, no options were value vested or earned during the most recently completed financial year.

Pension Plan Benefits

The Company does not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement.

Termination and Change of Control Benefits

The Company has no employment contracts with any Named Executive Officer.

The Company does not have a contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company, or a change in responsibilities of the NEO following a change in control.

Director Compensation

No compensation was paid to directors for the Company’s most recently completed financial year.

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this Information Circular except as described above.

Incentive Stock Option Plan

The Company does not currently have a stock option plan. As of the date hereof, no options are outstanding, as all expired in 2012.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

No awards were outstanding under incentive plans of the Company at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to any of the directors who are not Named Executive Officers.

Incentive Plan Awards – Value Vested or Earned During the Year

No options were value vested or earned during the most recently completed financial year of incentive plan awards granted to directors who are not Named Executive Officers.

END